UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated October 24, 2023 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, October 24, 2023 Comisión Nacional de Valores

Ref.: Public Auction for the assignment of frequency bands for the provision of Reliable and Intelligent Telecommunication Services called by the Secretariat of Communications through Resolution 2023-1285-APN-ENACOM#JGM (the “Auction”)

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of TELECOM ARGENTINA S.A (“Telecom Argentina” or the “Company”) in reference to the matter.

In this respect, we inform you that on October 24, 2023, the Tender Offer related to the Auction took place with the participation of the three (3) prequalified companies: TELECOM ARGENTINA S.A., TELEFÓNICA MÓVILES ARGENTINA S.A. and AMX ARGENTINA S.A.

Telecom Argentina emerged as the winner of Lot 2 (Band 3,400-3,500 MHz) as defined in Article 29.3 of the Bidding Terms and Conditions of the Auction (the “Bidding Terms and Conditions”) for having submitted the highest economic offer, equivalent to 350,026,000 United States Dollars (currency of offer), an amount that reveals the strong commitment assumed by Telecom Argentina with the country, its customers and its personnel.

On October 24, 2023, Enacom issued the administrative act of award of the frequency bands to the winning bidders.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 24, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations